UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2012

Commission File Number: 001-33623

WuXi PharmaTech (Cayman) Inc.

288 Fute Zhong Road, Waigaoqiao Free Trade Zone

Shanghai 200131

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82- N/A

WuXi PharmaTech (Cayman) Inc.

Form 6-K

Page
Signature	3

Exhibit 99.1 — Press Release Dated November 6, 2012	4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WuXi PharmaTech (Cayman) Inc.

By:	/s/ Edward Hu
Name:	Edward Hu
Title:	Chief Financial Officer

Date: November 7, 2012

Exhibit 99.1

WuXi PharmaTech Announces Shareholder Resolutions Adopted at 2012 Annual General Meeting

SHANGHAI, November 6, 2012 /PRNewswire via COMTEX/ — WuXi PharmaTech (Cayman) Inc. (NYSE: WX) today announced shareholder resolutions adopted at its annual general meeting of shareholders held in Hong Kong on November 6, 2012.

At the meeting, WuXi PharmaTech shareholders approved the re-election of incumbent Class B directors Xuesong (Jeff) Leng, Zhaohui Zhang, and Ning Zhao, each to serve a three-year term.

About WuXi PharmaTech

WuXi PharmaTech is a leading pharmaceutical, biotechnology and medical device R&D outsourcing company, with operations in China and the United States. As a research-driven and customer-focused company, WuXi PharmaTech provides pharmaceutical, biotechnology and medical device companies with a broad and integrated portfolio of laboratory and manufacturing services throughout the drug and medical device R&D process. WuXi PharmaTech’s services are designed to help its global partners in shortening the cycle and lowering the cost of drug and medical device R&D. The operating subsidiaries of WuXi PharmaTech are known as WuXi AppTec.

For more information, please contact:

WuXi PharmaTech (Cayman) Inc.

Ronald Aldridge (for investors)

Director of Investor Relations

Tel: +1-201-585-2048

Email: ir@wuxiapptec.com

Aaron Shi (for the media)

WuXi PharmaTech (Cayman) Inc.

Tel: +86-21-5046-4362

Email: pr@wuxiapptec.com

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